SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

Commission File Number 001-32618

Ituran Location and Control Ltd.
(Exact name of Registrant as specified in its Charter)

3 Hashikma Street, Azour 58001, Israel
(Address of Registrant’s principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______

On April 20, 2006, Ituran Location and Control Ltd. held an extraordinary General Meeting which approved the extension of term of office of Mr. Israel Baron & Mrs. Dr. Orna Ophir, as an independent directors in the Company, for an additional term of three years (until June 3, 2009) under the same terms of the initial term of office.

The above extension was approved by 11,543,954 votes of which 5,298,976 votes are not of a “controlling party” (45.9%). 4,925 votes (0.04%) opposed.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ITURAN LOCATION & CONTROL LTD. (Registrant) BY: /S/ Eyal Sheratzky —————————————— Eyal Sheratzky Co-Chief Executive Officer

Date: April 20, 2006